Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Nine Months Ended September 30,
Millions of Dollars, Except for Ratios	2008	2007
Fixed charges:
Interest expense, including amortization of debt discount	$ 384	$ 357
Portion of rentals representing an interest factor	168	177
Total fixed charges	$ 552	$ 534
Earnings available for fixed charges:
Net income	$1,677	$1,364
Equity earnings net of distribution	(40)	(49)
Income taxes	940	866
Fixed charges	552	534
Earnings available for fixed charges	$3,129	$2,715
Ratio of earnings to fixed charges	5.7	5.1